NEWSTAR FINANCIAL, INC.

500 Boylston Street

Boston, Massachusetts 02116

August 31, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NewStar Financial, Inc.
Registration Statement on Form S-4 (File No. 333-206520)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, NewStar Financial, Inc. (the “Company”) hereby requests the acceleration of the effectiveness of the Registration Statement on Form S-4 (File No. 333-206520), for September 2, 2015, at 4:00 p.m. EDT, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Stacie Aarestad of Locke Lord LLP at (617) 239-0314.

Very truly yours,

/s/ John K. Bray
John K. Bray
Chief Financial Officer

cc:	Stacie S. Aarestad, Esq.
Locke Lord LLP